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                               FOIA CONFIDENTIAL TREATMENT REQUEST
                               -----------------------------------
                               THE ENTITY REQUESTING CONFIDENTIAL TREATMENT IS MILLENNIUM PHARMACEUTICALS, INC.
                               40 LANDSDOWNE STREET
                               CAMBRIDGE, MA 02139
                               ATTENTION:  JOEL S. GOLDBERG
                               VICE PRESIDENT AND CHIEF COMPLIANCE OFFICER
January 11, 2008


BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, D.C.  20549

Attention:  Mr. Jim B. Rosenberg
            Senior Assistant Chief Accountant

Re:   Millennium Pharmaceuticals, Inc.
      Form 10-K for the fiscal year ended December 31, 2006
      FILE NO. 000-28494


Ladies and Gentlemen:

We are submitting this letter in response to comments contained in a letter dated December 20, 2007 (the "Letter") from Jim B. Rosenberg, Senior Assistant Chief Accountant, of the Securities and Exchange Commission to Marsha H. Fanucci, Senior Vice President and Chief Financial Officer of Millennium Pharmaceuticals, Inc. ("the Company"). These comments, and our responses to these comments, are set forth below and are keyed to the sequential numbering of the comments in the Letter and to the headings used in the Letter.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

REVENUE, PAGE 43

COMMENT 1. You disclose that your accruals for rebates, chargebacks, and other discounts were immaterial at December 31, 2006. However the reserve amounts disclosed on page 49 appear to be material to your net loss for 2006. We believe that your disclosure related to estimates of items that reduce gross revenue could be improved to include a roll forward of the accrual for each estimate for each period presented. Please revise your disclosure to include the following:

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United States Securities and Exchange Commission
January 11, 2008
Page 2


o Beginning balance,
o Current provision related to sales made in current period,
o Current provision related to sales made in prior periods,
o Actual returns or credits in current period related to sales made in current period,
o Actual returns or credits in current period related to sales made in prior periods, and
o Ending balance.

RESPONSE: We have noted the Staff's comments and below is our proposed disclosure related to estimates of items that reduce gross revenue to be included in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K for the year ended December 31, 2007. Please note that amounts related to 2007 will be determined and disclosed upon completion of our year end activities, and any significant changes in the allowances will be discussed, as appropriate in our Form 10-K for the year ended December 31, 2007.

REVENUE

     We recognize revenue from the sale of our products, our strategic alliances, as well as royalties and distribution fees based on net sales of licensed products. We divide our revenue arrangements with multiple elements into separate units of accounting if specified criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. We allocate the consideration we receive among the separate units based on their respective fair values, and we apply the applicable revenue recognition criteria to each of the separate units. We classify advance payments received in excess of amounts earned as deferred revenue until earned.

     NET PRODUCT SALES

     We recognize revenue from the sale of VELCADE in the United States when delivery has occurred and title has transferred. During the fourth quarter of 2004, we began distributing VELCADE through a sole-source open access distribution model in which we sell directly to an independent third party who in turn distributes to the wholesaler base. In April 2006, our sole-source distributor added a second distribution site to its network in order to improve access to the product for physicians in the western United States. Under our agreement with our sole-source distributor, inventory levels are contractually limited to no more than three weeks. VELCADE product inventory levels held by the sole-source distributor have historically been below this limit at the end of each quarter. We expect future inventory levels to be within our desired range of one to two weeks of inventory in the distribution channel.

     We record allowances as a reduction to product sales for discounts, product returns and governmental and contractual adjustments at the time of sale. Calculating these gross - to - net sales adjustments involves estimates and judgments based primarily on sales or invoice data and historical experience.

United States Securities and Exchange Commission
January 11, 2008
Page 3

An analysis of the amount of, and change in, these allowances is as follows (in thousands):

      RULE 83 CONFIDENTIAL TREATMENT REQUEST BY MILLENNIUM PHARMACEUTICALS, INC.
                                                                      REQUEST #1

                                                          Governmental
                                                          and
                                                          contractual
                                      Discounts  Returns  adjustments    Total



Beginning balance, January 1, 2005    $ [**]    $ [**]    $ [**]         $ [**]


  Current provisions relating to
  sales in current period               [**]      [**]      [**]           [**]


  Adjustments relating to prior         [**]      [**]      [**]           [**]
  years

  Payments/credits relating to
  sales in current period               [**]      [**]      [**]           [**]

  Payments/credits relating to
  sales in prior period                 [**]      [**]      [**]           [**]
                                      ------    ------    ------         ------

Balance at December 31, 2005            [**]      [**]      [**]           [**]
                                      ------    ------    ------         ------

  Current provisions relating to
  sales in current period               [**]      [**]      [**]           [**]

  Adjustments relating to prior
  years                                 [**]      [**]      [**]           [**]

  Payments/credits relating to
  sales in current period               [**]      [**]      [**]           [**]

  Payments/credits relating to
  sales in prior period                 [**]      [**]      [**]           [**]
                                      ------    ------    ------         ------

Balance at December 31, 2006            [**]      [**]      [**]           [**]
                                      ------    ------    ------         ------


  Current provisions relating to
  sales in current period               [**]      [**]      [**]           [**]

  Adjustments relating to prior         [**]      [**]      [**]           [**]
  years

  Payments/credits relating to
  sales in current period               [**]      [**]      [**]           [**]

  Payments/credits relating to
  sales in prior period                 [**]      [**]      [**]           [**]
                                      ------    ------    ------         ------

Balance at December 31, 2007          $ [**]    $ [**]      [**]         $ [**]
                                      ------    ------    ------         ------



     DISCOUNTS

     We offer a 2% prompt payment discount to our sole-source distributor as an incentive to remit payment in accordance with the stated terms of the invoice. Because our customer typically takes advantage of the prompt payment discount, we accrue 100% of the prompt payment discount, based on the gross amount of each invoice, at the time of sale. We adjust the accrual quarterly to reflect actual experience. Historically, these adjustments have not been material.

MILLENNIUM PHARMACEUTICALS, INC. RESPECTFULLY REQUESTS THAT THE MARKED INFORMATION ON THIS PAGE BE TREATED AS CONFIDENTIAL INFORMATION AND THAT THE COMMISSION PROVIDE TIMELY NOTICE TO JOEL S. GOLDBERG, MILLENNIUM
PHARMACEUTICALS, INC., 40 LANDSDOWNE STREET, CAMBRIDGE, MA 02139 (617) 761-6886 BEFORE IT PERMITS ANY DISCLOSURE OF THE MARKED INFORMATION ON THIS PAGE.

United States Securities and Exchange Commission
January 11, 2008
Page 4


     RETURNS

     We estimate VELCADE product returns based on historical return patterns. Under our current methodology, we track actual returns by individual production lots. Returns on closed lots (i.e., lots no longer eligible for credits under our returned goods policy) are analyzed to determine historical returns experience. Returns on open lots (i.e., lots still eligible for credits under our returned goods policy) are monitored and compared with historical return trends and rates. Historical rates of return are adjusted for known or expected changes in the marketplace.

     We consider several factors in our estimation process, including our internal sales forecasts and inventory levels in the distribution channel. We expect VELCADE returns to be, and returns have been low, and we expect, and have experienced, that wholesalers will not stock significant inventory due to the product's cost, expense to store and just in time distribution model. When considering the level of inventory in the distribution channel, we determine whether an adjustment to the sales return reserve is appropriate. For example, if levels of inventory in the distribution channel increase and we believe sales returns will be larger than expected, we adjust the sales return reserve, taking into account historical experience, our returned goods policy and the shelf life of our product, which ranges from 18 to 24 months. We have reduced and may, from time to time in the future, reduce our product returns estimate. Doing so results in increased product revenue at the time the return estimate is reduced. For example, since the launch of VELCADE in 2003, we have estimated our returns based upon historical trends in the pharmaceutical industry for similar products and our historical return patterns as they became available. In 2006, we reduced our return estimate based on lower than previously anticipated returns as our first commercial lots reached expiration during the second half of 2005. These adjustments to our estimates were not material to product sales in any quarter or on an annual basis for 2006. If circumstances change or conditions become more competitive in the market for therapeutic products that address the approved indications for VELCADE, we may take actions to increase our product return estimates. Doing so would result in an incremental reduction of product revenue at the time the return estimate is changed. For example, an increase in our returns as a percentage of gross sales for the year ended December 31, 2007 of 0.50% would have resulted in a $X.X million decrease to net product sales.

     GOVERNMENTAL AND CONTRACTUAL ADJUSTMENTS

     Governmental and contractual adjustment reserves relate to chargebacks and rebates. Chargeback reserves represent our estimated obligations resulting from the difference between the wholesaler price and the lower pricing as mandated by statute to eligible federally funded healthcare providers, and in rare instances, lower contractual pricing to certain other classes of trade. We determine our chargeback estimates based on our historical chargeback data. Chargebacks are generally invoiced and paid monthly in arrears, so that our accrual consists of an estimate of the amount to be expected for the current month's product sales for which actual adjustments have not been billed, plus an accrual based upon the amount of inventory in the distribution channel. Rebates reserves relate to our reimbursement arrangements with state Medicaid programs. We determine our rebates estimates based on our historical experience regarding rebates, outstanding claims and payments under state Medicaid programs. Rebate amounts generally are invoiced and paid quarterly in arrears, so that our accrual consists of an estimate of the rebates that will be paid on the current quarter's product sales, plus an accrual for unprocessed and unpaid rebates from prior periods. Governmental and contractual adjustment reserve accruals are recorded in the same period the related revenue is recognized resulting in a reduction to product revenue and the establishment of a liability. We adjust the accrual rate quarterly to reflect actual experience. Historically, these adjustments have not been material.

United States Securities and Exchange Commission
January 11, 2008
Page 5


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.  STOCKHOLDERS' EQUITY

STOCK OPTION PLANS, PAGE 85

COMMENT 2. You disclose that "Upon adoption of SFAS 123R, the Company validated its estimates and assumptions with an independent third party having the relevant expertise in valuation methodologies." Also you disclose on page 45 that "We engage independent valuation experts who review our critical assumptions for significant acquisitions of intangibles" and on page 46 that "We validated our estimates and assumptions with independent third parties having relevant expertise in the real estate market." While you are not required to make these references, when you do, you must also disclose the name of the independent valuation firm. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent actuary/valuation firm.

RESPONSE: We have noted the Staff's comments and in the future if we refer to an independent valuation firm, we will disclose the name of the firm. Further, to the extent in the future, we incorporate by reference our Form 10-K for the year ended December 31, 2006, we acknowledge the obligation to either amend such Form 10-K to remove the references to independent third parties or obtain the written consent of any such experts.

                                   * * * * *

We appreciate your assistance with our disclosure and compliance. We acknowledge that:
o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our plan is to file our Form 10-K for the year ended December 31, 2007 on or before February 29, 2008. To the extent the Staff has comments or questions on our proposed disclosure it would be helpful to us to receive those comments as soon as possible.

For the Staff's convenience, we are delivering copies of this letter directly to Dana Hartz, Staff Accountant and Don Abbott, Review Accountant.

If you have any questions about this letter, please contact the undersigned at
(617) 679-7269. Thank you very much for your assistance.

Sincerely,

/s/ MARSHA H. FANUCCI/JSG

Marsha H. Fanucci
Senior Vice President and Chief Financial Officer



cc:    Dana Hartz, Staff Accountant
       Don Abbott, Review Accountant

       Office of Freedom of Information and Privacy Act Operations Securities and Exchange Commission
       100 F Street, N.E.
       Mail Stop 5100
       Washington, D.C. 20549